Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Nine Months Ended September 30
	2017	2016
Earnings:
Income before income taxes	$314,330	$132,417
Add: Fixed charges	186,966	134,944
Less: Undistributed earnings from equity method investees	15,105	3,549
Total earnings	$486,191	$263,812
Fixed charges:
Interest expense	$45,140	$38,553
Estimate of interest expense within rental expense	141,826	96,391
Total fixed charges	$186,966	$134,944
Ratio of earnings to fixed charges	2.6	2.0